Exhibit 99.1

RBC announces changes to executive leadership team and business segments

•	Doug Guzman to become Deputy Chair, RBC
•	Neil McLaughlin to become Group Head, RBC Wealth Management
•	Erica Nielsen to become Group Head, RBC Personal Banking
•	Sean Amato-Gauci to become Group Head, RBC Commercial Banking
•	Jennifer Publicover to become Group Head, RBC Insurance
•	Personal & Commercial Banking to become two standalone business segments: Personal Banking and Commercial Banking

TORONTO, July 11, 2024 — Royal Bank of Canada (TSX: RY and NYSE: RY) today announced a number of key executive appointments to accelerate its next phase of growth and further strengthen the organization’s focus on clients, following the transformative acquisition of HSBC Bank Canada. These changes, effective September 1, 2024, better position RBC to take advantage of its scale, speed up decision making and elevate leaders to deliver on strategic growth priorities with clients at the centre.

“I’m personally energized by the opportunity to work with these extraordinary leaders in the coming years as they take on new roles and responsibilities on our Group Executive leadership team,” said Dave McKay, President and Chief Executive Officer, RBC. “The unique skills, experiences and perspectives they bring to the table will be invaluable as we embark on our next phase of growth and further deepen trusted client relationships across all our businesses.”

In addition to the executive appointments, given the significant growth in Personal & Commercial Banking (P&CB), RBC announced this business will become two standalone segments, effective for the fourth quarter of 2024. As RBC has over 15 million clients, including a growing base of commercial clients, the new structure is designed to better respond to evolving client needs and further differentiate the bank in the market. With this change, RBC Direct Investing will move to the Wealth Management segment.

Doug Guzman, currently Group Head, RBC Wealth Management and Insurance, will become Deputy Chair, RBC. In his new capacity, Mr. Guzman will remain a member of the Group Executive (GE), reporting to Mr. McKay. He will advise on enterprise priorities and provide senior RBC coverage to some of the bank’s most important individual, family, corporate, institutional and government clients.

“We are indebted to Doug for the pivotal role he has played leading RBC Wealth Management and Insurance over the last nine years. Over that period, our wealth management business, a global leader, has grown earnings substantially, including the expansion of our Canadian and U.S. wealth management franchises, acquisition of Brewin Dolphin in the U.K., restructuring of our Investor Services business and integration of BlueBay Asset Management. Our insurance business is also poised for growth,” said Mr. McKay. “Under his leadership, we’ve deepened client relationships across the globe, gained market share and attracted and retained some of the best talent in the industry.”

Neil McLaughlin, currently Group Head, P&CB, will become Group Head, RBC Wealth Management. Mr. McLaughlin will work closely with Mr. Guzman to ensure a smooth transition of the Wealth Management segment and support client development in the high net worth segment.

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Mr. McLaughlin has been Group Head, P&CB since 2017 and during that time he has delivered exceptional business and client growth, and led the market across nearly all major product categories while also achieving consistently high rankings in customer satisfaction. Under his leadership, P&CB enhanced the digital banking experience, including the introduction of the digital advice platform, MyAdvisor, and continuously added more value to clients through partnerships with leading brands and the expansion of the Avion Rewards loyalty program to all Canadians. His leadership was also instrumental in the successful completion of the acquisition of HSBC Bank Canada.

“We have a bold ambition for our wealth management businesses in the coming years,” said Mr. McKay. “With Neil’s deep understanding of how to create value for clients, his unwavering focus on strengthening client relationships and his experience evolving our banking distribution strategy to meet clients in the channel of their choice, he will be a tremendous asset to our wealth management businesses. Neil is a strong integrator of businesses and is well positioned to drive close alignment between Wealth Management and the rest of the organization with a focus on bringing the best of RBC to our clients.”

Erica Nielsen, currently Executive Vice President, Personal Financing Products, will become Group Head, RBC Personal Banking, reporting to Mr. McKay. Ms. Nielsen has held increasingly senior executive roles across RBC’s consumer businesses, which include personal banking and investments, personal lending and home equity financing. In 2023, she took on a broader role that included U.S. and Caribbean banking and she will retain oversight of these businesses going forward. Her deep business experience, strategic vision and exceptional ability to rally teams were critical to the successful completion of the acquisition of HSBC Bank Canada.

“Erica has deep banking expertise, great strategic insight and ability to execute, and she’s known as a culture builder and an authentic leader who drives performance,” said Mr. McKay. “She is ideally positioned to deliver on the significant opportunities ahead to grow client relationships through innovative partnerships and products, including the Avion Rewards loyalty program, as well as transform our retail distribution strategy and further enhance RBC’s industry-leading digital client experiences.”

Sean Amato-Gauci, currently Executive Vice President, Business Financial Services, will become Group Head, RBC Commercial Banking. Mr. Amato-Gauci joined RBC in 1995 and has held progressively senior positions across P&CB, Group Risk Management and Finance, including executive positions leading consumer banking, credit cards, payments, rewards, digital, home equity financing and portfolio management and credit strategies. Under his leadership, RBC’s commercial banking business will focus on driving growth through delivering world-class capabilities to business clients, including international trade finance.

“Sean brings an incredible depth of experience with a reputation as an inventive leader who inspires high performing teams and forges strong partnerships across the bank. He’s been instrumental in the successful integration of employees and clients through the acquisition of HSBC Bank Canada and he is well positioned to take our strategy to the next level for globally-connected commercial clients with international needs,” said Mr. McKay.

Additionally, RBC is appointing Jennifer Publicover to the role of Group Head, RBC Insurance, and she will join the Group Executive leadership team, reporting to Mr. McKay, with responsibility for driving the strategic direction of RBC’s insurance organization.

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Ms. Publicover has been CEO of RBC Insurance since 2023 where she has developed a digitally-driven growth strategy that includes leveraging the capabilities, relationships and channels from across RBC. The elevation of her role will better position her to execute on that strategy. She brings broad experience including as SVP, Products & Strategy for RBC Wealth Management, where she played a critical role in the acquisition of Brewin Dolphin, creating one of the largest wealth managers in the U.K., Channel Islands and Ireland. Jennifer also has 20 years of global experience in investment banking and capital markets.

“Jennifer is a visionary leader who brings great breadth and depth of experience across global financial services and a wide range of client segments from corporate to commercial, high net worth and retail, and a proven track record of driving business results,” said Mr. McKay. “She sets ambitious goals for her teams and excels at working together with her leaders and talent to deliver on them. Her skills and perspectives will be an incredible asset to our leadership team.”

RBC will have five business segments for financial reporting purposes: Personal Banking, Commercial Banking, Wealth Management, Insurance and Capital Markets. Revised supplements with new financial reporting will be available prior to our release of Q4 results on December 4, 2024.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 98,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada's biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 18 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release include, but are not limited to, statements relating to our strategic vision and priorities, including strategic growth priorities, our goals for maximizing client service, structural synergies and operational efficiencies as well as our financial reporting structure. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our strategic plans, priorities and objectives as well as the proposed financial reporting segment realignment and related impacts and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

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By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2023 (the 2023 Annual Report) and the Risk management section of our Q2 2024 Report to Shareholders, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report and the Risk management section of our Q2 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements.

Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

For more information, please contact:

Edith Galinaitis, Senior Director, Corporate Communications, 416-428-5482
Asim Imran, Head of Investor Relations, 647-261-5013